Exhibit 99.1

Dated as of February 28, 2022

TELUS CORPORATION

and

COMPUTERSHARE TRUST COMPANY, N.A.
as U.S. Trustee

and

COMPUTERSHARE TRUST COMPANY OF CANADA
as Canadian Trustee

SIXTH SUPPLEMENTAL INDENTURE

to the

INDENTURE

Dated as of September 19, 2016

THIS SIXTH SUPPLEMENTAL INDENTURE (this “Sixth Supplemental Indenture”) dated as of February 28, 2022 between TELUS CORPORATION, a corporation duly organized and existing under the laws of British Columbia, Canada (the “Corporation”), and COMPUTERSHARE TRUST COMPANY, N.A., a national banking association, as U.S. trustee (the “U.S. Trustee”) and COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian trustee (the “Canadian Trustee”).

RECITALS OF THE CORPORATION

WHEREAS, the Corporation, the U.S. Trustee and the Canadian Trustee entered into an Indenture, dated as of September 19, 2016 (the “Original Indenture”). Section 901(1) of the Original Indenture provides that the Corporation, when authorized by or pursuant to a Board Resolution, and the Trustee may, without the consent of any Holders, enter into a supplemental indenture to establish the form or terms of Securities of any series as permitted by Sections 201 and 301 of the Original Indenture.

WHEREAS, pursuant to Sections 201 and 301 of the Original Indenture, the Corporation desires to provide for the establishment of a series of Securities under the Original Indenture, and the forms and terms thereof, as hereinafter set forth.

WHEREAS, the Corporation has requested that the U.S. Trustee and the Canadian Trustee execute and deliver this Sixth Supplemental Indenture. The Corporation has delivered to the Trustee an Opinion of Counsel and an Officer’s Certificate pursuant to Sections 102 and 903 of the Original Indenture to the effect, among other things, that all conditions precedent provided for in the Original Indenture to the Trustee’s execution and delivery of this Sixth Supplemental Indenture have been complied with and this Sixth Supplemental Indenture is authorized or permitted by the Original Indenture. All acts and things necessary have been done and performed to make this Sixth Supplemental Indenture enforceable in accordance with its terms, and the execution and delivery of this Sixth Supplemental Indenture has been duly authorized in all respects.

WHEREAS, the proper officers of the Corporation have duly authorized the creation and issuance of a series of Securities to be designated as 3.400% Sustainability-Linked Notes due May 13, 2032 (the “Notes”), to be initially limited (subject to the exceptions described herein and in the Original Indenture) to the aggregate principal amount of U.S.$900,000,000; the further terms and conditions thereof being hereinafter set forth, all in accordance with a Board Resolution of the Corporation;

NOW, THEREFORE, THIS SIXTH SUPPLEMENTAL INDENTURE WITNESSETH: For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

1.             INTERPRETATIONS AND AMENDMENTS

1.1           Sixth Supplemental Indenture

As used herein “Sixth Supplemental Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Sixth Supplemental Indenture and not to any particular Article, Section or other portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and further include the terms of the Notes set forth in the form of Note annexed as Schedule A-1 hereto.

1.2          Definitions in Sixth Supplemental Indenture

All terms contained in this Sixth Supplemental Indenture which are defined in the Original Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Original Indenture, unless the context otherwise specifies or requires; except that for the purpose, and only for the purpose, of the Notes:

(a)            clause (xxix) of the definition of “Permitted Liens” is amended to read as follows:

(xxix) any other Liens not otherwise qualifying as a Permitted Lien under the preceding clauses of this definition provided that, at the applicable time, the sum of (without duplication) (x) the aggregate principal amount of the Indebtedness secured by all such other Liens, plus (y) the Attributable Debt determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions to which the Corporation or a Restricted Subsidiary is a party, plus (z) the then outstanding principal amount of all Restricted Indebtedness of the Restricted Subsidiaries, does not exceed 15% of the then applicable Consolidated Net Tangible Assets.

(b)            the definition of the term “Unrestricted Sale and Lease-Back Transaction” is amended to read as follows:

“Unrestricted Sale and Lease-Back Transaction” shall have the meaning specified in Section 5.2(b)(ii) of this Sixth Supplemental Indenture.

(c)            the definition of the term “Restricted Subsidiary” is amended to read as follows:

“Restricted Subsidiary” shall mean (a) TELUS Communications Inc., (b) TELUS International (Cda) Inc., and (c) at any time any other Subsidiary of the Corporation if, at the end of the most recent fiscal quarter for which the Corporation has issued its financial statements, the total assets of such Subsidiary exceeded 10% of the consolidated assets of the Corporation and its Subsidiaries, determined in accordance with GAAP consistently applied.

(d)            In addition, the following terms shall have the following meanings:

“2019 levels” means the Scope 1 and Scope 2 greenhouse gas emissions of the Corporation and its Subsidiaries for the fiscal year ended December 31, 2019 (being 302,579 tCO2e) (as such level may be adjusted pursuant to the Framework).

“Change of Control” shall mean the occurrence of any one of the following: (i) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of the Corporation and its Subsidiaries, taken as a whole, to any Person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Corporation and its Subsidiaries); or (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares, the result of which is that any Person or group of persons acting jointly or in concert for purposes of such transaction (other than the Corporation and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Corporation, measured by voting power rather than number of shares (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Corporation).

“Change of Control Offer” shall have the meaning specified in Section 4.1(a) of this Sixth Supplemental Indenture.

“Change of Control Payment” shall have the meaning specified in Section 4.1(a) of this Sixth Supplemental Indenture.

“Change of Control Payment Date” shall have the meaning specified in Section 4.1(b) of this Sixth Supplemental Indenture.

“Change of Control Triggering Event” shall mean the occurrence of both a Change of Control and a Rating Event.

“DBRS” shall mean DBRS Limited and any successor to its rating agency business.

“Discounted Value” shall mean the sum of the present values of the remaining scheduled payments of principal and interest thereon to the maturity date of the Notes (or to the Par Call Date if, as of the date notice of redemption with respect to the Notes is given, (i) there has not been any Rate Increase or MFN Step-Up and (ii) there can no longer be a Rate Increase or, based on the Future SLBs then outstanding, any MFN Step-Ups until the Par Call Date) (the maturity date of the Notes or the Par Call Date, as applicable, the “Relevant Date”) that would be due if the Notes matured on the Relevant Date but for the redemption (exclusive of any portion of the payments of interest accrued to the Redemption Date) discounted to any Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points. In calculating Discounted Value, remaining scheduled interest payments will be calculated assuming that the Trigger Event and any Future SLB Trigger Events under Future SLBs outstanding as of the date that notice of redemption with respect to the Notes is given will occur, and that the interest rate on the Notes will consequently be increased pursuant to a Rate Increase and pursuant to one or more MFN Step-Ups, in each case at the times and to the extent described in Section 2.1 of this Sixth Supplemental Indenture, but only to the extent such consequent increases can still occur until the Relevant Date.

“Early Verification Assurance Certificate” shall mean a limited assurance report provided by the External Verifier and published on the Corporation’s website which shall confirm whether or not the Corporation has achieved the Sustainability Performance Target as of the end of any fiscal year ending prior to the Target Observation Date.

“External Verifier” shall mean any independent accounting or appraisal firm or other independent expert of internationally recognized standing appointed by the Corporation, in each case with the expertise necessary (as determined by the Corporation, acting reasonably) to perform the functions required to be performed by the External Verifier in order to determine if the Sustainability Performance Target has been met.

“Framework” shall mean the Sustainability-Linked Bond Framework of the Corporation dated June 2021, as it may be amended, restated and/or replaced from time to time by the Corporation.

“Future SLB” shall mean a sustainability-linked bond issued by the Corporation under the Framework after February 28, 2022 that includes additional sustainability and/or environmental, social or governance targets.

“Future SLB Rate Increase” shall mean any increase in the annual rate of interest payable on a Future SLB upon the occurrence of a Future SLB Trigger Event.

“Future SLB Trigger Event” shall mean in connection with a Future SLB any failure to (a) achieve, (b) verify the achievement of, or (c) publicize the verification of, a sustainability and/or environmental, social or governance target in accordance with the terms of such Future SLB.

“Initial Rate” shall have the meaning specified in Section 2.1 of this Sixth Supplemental Indenture.

“Interest Period” shall have the meaning specified in Section 2.1 of this Sixth Supplemental Indenture.

“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P or BBB (low) (or the equivalent) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

“MFN Step-Up” shall have the meaning specified in Section 2.1 of this Sixth Supplemental Indenture.

“Modified Rate” shall have the meaning specified in Section 2.1 of this Sixth Supplemental Indenture.

“Moody’s” shall mean Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Par Call Date” means February 13, 2032, the date that is three months prior to the maturity date of the Notes.

“Permitted Indebtedness” of the Restricted Subsidiaries shall mean:

(i)             Indebtedness of the Restricted Subsidiaries from time to time secured by Liens constituting Permitted Liens under any of clauses (i) to (xxviii) inclusive of the definition of Permitted Liens;

(ii)            Indebtedness (excluding Indebtedness outstanding under commercial paper programs) of the Restricted Subsidiaries existing on the date of this Sixth Supplemental Indenture and, in the case of any Person which is not a Restricted Subsidiary on the date of this Sixth Supplemental Indenture or which ceases to be a Restricted Subsidiary after the date of this Sixth Supplemental Indenture, at the time such Person becomes, or again becomes, as the case may be, a Restricted Subsidiary;

(iii)           Indebtedness of a Restricted Subsidiary owing to the Corporation or to another Restricted Subsidiary;

(iv)          commercial paper issued from time to time by any one or more of the Restricted Subsidiaries in a principal amount of up to Cdn.$1,000,000,000 (or the equivalent amount in any other currency or currencies); and

(v)           any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Indebtedness of the Restricted Subsidiaries referred to in any of the preceding clauses of this definition (provided that the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement is not increased).

“Rate Increase” shall have the meaning specified in Section 2.1 of this Sixth Supplemental Indenture.

“Rating Event” shall mean the rating of the Notes is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (i) the occurrence of a Change of Control, and (ii) public notice of the occurrence of a Change of Control or of the Corporation’s intention or agreement to effect a Change of Control.

“Restricted Indebtedness” of the Restricted Subsidiaries, shall mean at any time, any Indebtedness of the Restricted Subsidiaries which, at such time, is not Permitted Indebtedness.

“S&P” shall mean S&P Global Ratings and any successor to its rating agency business.

“Specified Rating Agencies” shall mean each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Corporation’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Corporation’s control, the Corporation may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

“SPT Verification Assurance Certificate” shall mean the limited assurance report provided by the External Verifier which shall confirm whether or not the Corporation has achieved the Sustainability Performance Target as of the Target Observation Date and which shall be published by the Corporation on its website no later than the later of: (i) the date of publication of the Corporation’s audited consolidated financial statements for the fiscal year ending on the Target Observation Date and (ii) March 31, 2031; provided that to the extent the Corporation determines that additional time will be required for the External Verifier to complete the relevant SPT Verification Assurance Certificate then the SPT Verification Assurance Certificate shall be published by the Corporation on its website as soon as reasonably practicable after March 31, 2031, but in no event later than April 30, 2031.

“Sustainability Performance Target” shall mean the Corporation’s target to reduce its absolute Scope 1 and 2 greenhouse gas emissions by 46 per cent from 2019 levels by the Target Observation Date (as such target or 2019 levels may be adjusted pursuant to the Framework).

“Treasury Rate” shall mean, with respect to any Redemption Date, the yield determined by the Corporation in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Corporation after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the Redemption Date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, the Corporation shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the Relevant Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Relevant Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third Business Day preceding the Redemption Date H.15 or any successor designation or publication is no longer published, the Corporation shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such Redemption Date of the United States Treasury security maturing on, or with a maturity that is closest to, the Relevant Date. If there is no United States Treasury security maturing on the Relevant Date but there are two or more United States Treasury securities with a maturity date equally distant from the Relevant Date, one with a maturity date preceding the Relevant Date and one with a maturity date following the Relevant Date, the Corporation shall select the United States Treasury security with a maturity date preceding the Relevant Date. If there are two or more United States Treasury securities maturing on the Relevant Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Corporation shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

“Trigger Event” shall mean the occurrence of any one of the following: (i) the Corporation does not achieve the Sustainability Performance Target as of December 31, 2030 (the “Target Observation Date”) as determined by the External Verifier and confirmed in the SPT Verification Assurance Certificate, (ii) the Corporation has not published on its website the SPT Verification Assurance Certificate on or before April 30, 2031 or (iii) the SPT Verification Assurance Certificate contains a reservation about whether or not the Sustainability Performance Target has been achieved as of the Target Observation Date.

1.3          Interpretation not Affected by Headings

The division of this Sixth Supplemental Indenture into Articles and Sections, the provision of the table of contents hereto and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Sixth Supplemental Indenture.

2.             NOTES

2.1          Form and Terms of Notes

There shall be and there is hereby created for issuance under the Original Indenture, as supplemented by this Sixth Supplemental Indenture a series of Securities which shall consist of an initial aggregate principal amount of U.S.$900,000,000 of Notes; provided, however, that if the Corporation shall, at any time after the date hereof, increase the principal amount of Notes which may be issued and issue such increased principal amount (or any portion thereof), then any such additional Notes so issued shall have the same form and terms (other than the date of issuance and the date from which interest thereon shall begin to accrue and, under certain circumstances, the first interest payment date), and shall carry the same right to receive accrued and unpaid interest, as the Notes theretofore issued; and provided, further, that, notwithstanding the foregoing, the Corporation shall not be entitled to increase the principal amount of Notes which may be issued or issue any such increased principal amount if the Corporation has effected satisfaction and discharge of the Original Indenture pursuant to Section 401 of the Original Indenture or defeasance or covenant defeasance pursuant to Article 14 of the Original Indenture.

The Notes will mature, and the principal of the Notes and accrued and unpaid interest thereon will be due and payable, on May 13, 2032 (such date being the “Stated Maturity” of the outstanding principal amount of the Notes), or such earlier date as the principal of any of the Notes may become due and payable in accordance with the provisions of the Original Indenture and this Sixth Supplemental Indenture.

Subject to any Rate Increase or MFN Step-Up, the Notes shall bear interest on the principal amount thereof from February 28, 2022 or from the last date to which interest shall have been paid or duly made available for payment on the Notes, whichever is later, at the rate of 3.400% per annum (the “Initial Rate”), payable semi-annually in arrears on May 13 and November 13 (each, an “Interest Payment Date” and the period commencing on the later of February 28, 2022 or the last Interest Payment Date to, but excluding, the next Interest Payment Date, an “Interest Period”) in each year, commencing May 13, 2022 until the principal of and premium, if any, on the Notes is paid or duly made available for payment; and should the Corporation at any time default in the payment of any principal of, or premium, if any, or interest on the Notes when due, the Corporation shall pay interest (such interest to be payable on demand), to the extent permitted by law, on the amount in default at the same rate applicable to the Notes. Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months. The interest payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Original Indenture, be paid to the Persons in whose names the Notes (or one or more predecessor Notes) are registered at the close of business on May 1 and November 1 (being the “Regular Record Dates”), as the case may be, immediately prior to such Interest Payment Date, regardless of whether any such Regular Record Date is a Business Day. Any such interest on the Notes not so punctually paid or duly provided for on any Interest Payment Date shall be payable, as applicable, as provided in the form of Note annexed hereto as Schedule A-1 to this Sixth Supplemental Indenture.

Upon the occurrence of a Trigger Event, in respect of the Interest Period commencing on November 13, 2030, the rate of interest per annum for the purpose of determining the amount of interest payable on the Interest Payment Date relating to such Interest Period shall increase by an amount equal to 1.00% per annum and the increased rate of interest shall be payable on the Interest Payment Date relating to each subsequent Interest Period thereafter (such rate increase, the “Rate Increase” and the Initial Rate plus the Rate Increase, the “Modified Rate”). For clarity, upon the occurrence of a Trigger Event, the amount of interest payable on May 13, 2031 in respect of the Interest Period commencing on November 13, 2030 shall be U.S.$22.00 per U.S.$1,000 principal amount.

If a Trigger Event has occurred, the Corporation will give notice of such Trigger Event and the related Rate Increase and resulting Modified Rate to the U.S. Trustee, the Canadian Trustee and the Holders of the Notes in accordance with the Original Indenture, as supplemented by this Sixth Supplemental Indenture (which shall include by way of a press release and in accordance with the policies and procedures of The Depository Trust Company as applicable), as soon as reasonably practicable following the occurrence of a Trigger Event but in any event by May 1, 2031.

Whenever a Future SLB Trigger Event occurs, the rate per annum at which interest accrues on the Notes during the first Interest Period commencing at least 30 days following such Future SLB Trigger Event and any subsequent Interest Period thereafter will be increased by the corresponding Future SLB Rate Increase (an “MFN Step-Up”); provided that for greater certainty the length of the period during which the MFN Step-Up applies will not exceed the length of the period of such increase under a Future SLB to which a Future SLB Trigger Event has occurred. Notwithstanding the foregoing, to the extent that a Future SLB Trigger Event relates to a target that is substantially similar to a target with respect to which a prior Future SLB Trigger Event or Trigger Event has already resulted, or will result, in an MFN Step-Up or Rate Increase, as the case may be, there will be no additional MFN Step-Up in respect of that target, except to further increase the rate on the Notes to match a Future SLB Rate Increase that is greater than the Future SLB Rate Increase or Rate Increase that resulted in the previous or concurrent MFN Step-Up or Rate Increase related to such substantially similar target. Furthermore, in the circumstances in which Future SLB Trigger Events that relate to substantially similar targets occur concurrently, the higher MFN Step-Up will prevail. A target can be substantially similar to another target if it relates to a similar subject matter but sets a different target percentage or other threshold or has a different target observation date. Whether a target is substantially similar to another target for purposes of an MFN Step-Up will be determined by the Corporation in its sole and absolute discretion. Notwithstanding anything else in this Sixth Supplemental Indenture, in no event shall the interest rate on the Notes exceed the Initial Rate by more than 1.50% per annum in the aggregate, whether as a result of a Rate Increase or one or more MFN Step-Ups.

The Corporation will give notice of any MFN Step-Up and the resulting new rate of interest on the Notes to the U.S. Trustee, the Canadian Trustee and the Holders of the Notes as soon as reasonably practicable following the occurrence of the underlying Future SLB Trigger Event and otherwise in accordance with the procedures for notification of a Trigger Event.

For greater certainty, the occurrence of a Trigger Event and/or a Future SLB Trigger Event shall not constitute an Event of Default under the Original Indenture. In addition, no Event of Default shall occur, nor will the Corporation be required to repurchase or redeem any Notes, if the Corporation fails to comply with any of the terms of the Framework, including failing to publish a Sustainability Report or a limited assurance report, as the case may be, as required under the Framework.

The Notes constitute unsecured obligations of the Corporation and rank pari passu with all of its other unsecured and unsubordinated debt from time to time outstanding and pari passu with other Securities issued pursuant to the Original Indenture.

For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under the Notes for any period in any calendar year (the “calculation period”) is equivalent, is the rate payable under the Notes in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

All payments of principal of and premium, if any, and interest on the Notes will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “U.S.$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America.

The principal of and premium, if any, and interest on the Notes shall be payable, and the Notes may be surrendered for exchange, registration or transfer, at the Corporate Trust Office of the U.S. Trustee, and in such other places as the Corporation may from time to time designate in accordance with the Original Indenture. The U.S. Trustee is hereby appointed as the initial Paying Agent, Security Registrar and transfer agent for the Notes.

The Notes shall be issued only as fully registered Notes, without coupons, in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 thereafter. The Notes initially will be represented by one or more global Securities (collectively, the “Global Notes”) registered in the name of The Depository Trust Company, as Depositary or its nominee, or a successor depositary or its nominee.

The certificates representing the Notes shall bear the following legend:

“UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM, THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.”

The Notes and the certificate of authentication of the U.S. Trustee and the Canadian Trustee endorsed thereon shall be in the applicable forms set out in Schedule A-1 to this Sixth Supplemental Indenture with such appropriate insertions, omissions, substitutions and variations as the Trustee may approve and shall be numbered in such manner as the Trustee may approve, such approvals of the Trustee concerning any Note to be conclusively evidenced by its authentication of such Note.

The Security Register referred to in Section 305 of the Original Indenture shall, with respect to the Notes, be kept at the office or agency that the Corporation may from time to time designate for such purpose (which shall initially be the Corporate Trust Office of the U.S. Trustee), and at such other place or places as the Corporation may hereafter designate.

The Notes shall be subject to redemption at the option of the Corporation as provided in Article 3 (Optional Redemption of Notes) of this Sixth Supplemental Indenture and Article 11 of the Original Indenture and the Notes shall be subject to repurchase by the Corporation as provided in Article 4 (Change of Control) of this Sixth Supplemental Indenture. The Corporation shall not otherwise be required to redeem, purchase or repay the Notes pursuant to any mandatory redemption, sinking fund or analogous provision or at the option of the Holders thereof. The Notes will not be convertible into or exchangeable for securities of any Person.

The Corporation shall be required to pay Additional Amounts as contemplated in Section 1005 of the Original Indenture.

The Notes shall have the other terms and provisions set forth in the form of Note attached hereto as Schedule A-1 to this Sixth Supplemental Indenture with the same force and effect as if such terms and provisions were set forth in full herein.

Article 14 (including Sections 1402 and 1403) of the Original Indenture shall be applicable to the Notes.

2.2          Issuance of Notes

The Notes in the aggregate principal amount of U.S.$900,000,000 shall be executed on behalf of the Corporation by one or more Corporation Officers and delivered by the Corporation to the Trustee for authentication and delivery pursuant to and in accordance with the provisions of Section 303 of the Original Indenture and, upon the requirements of such provisions being complied with, such Notes shall be authenticated by or on behalf of the Trustee and delivered by it to or upon the Corporation Order of the Corporation without any further act or formality on the part of the Corporation. The Trustee shall have no duty or responsibility with respect to the use or application of any of the Notes so authenticated and delivered or the proceeds thereof.

3.            OPTIONAL REDEMPTION OF NOTES

3.1          Redemption of Notes

The Notes may be redeemed, in whole or in part at any time and from time to time prior to the Par Call Date at the election of the Corporation (in the manner and in accordance with and subject to the terms and provisions set forth in Article 11 of the Original Indenture, provided that notice of redemption with respect to the Notes shall be given not less than 15 nor more than 60 days prior to the Redemption Date to each Holder of Notes to be redeemed), for a Redemption Price equal to the greater of:

(a)            the Discounted Value for the applicable Redemption Date of the Notes to be redeemed; and

(b)           100% of the outstanding principal amount of the Notes to be redeemed,

in each case together with interest accrued to, but excluding, the date fixed for redemption calculated at a rate equal to the Modified Rate, unless at the end of the fiscal year immediately prior to the date that notice of redemption with respect to the Notes is given the Corporation has achieved the Sustainability Performance Target as determined by the External Verifier and confirmed in an Early Verification Assurance Certificate or the SPT Verification Assurance Certificate, as applicable, in which case interest shall be calculated at a rate equal to the Initial Rate.

The Notes may be redeemed, in whole, or from time to time, in part, at any time on or after the Par Call Date, at the election of the Corporation (in the manner and in accordance with and subject to the terms and provisions set forth in Article 11 of the Original Indenture, provided that notice of redemption with respect to the Notes shall be given not less than 15 nor more than 60 days prior to the Redemption Date to each Holder of Notes to be redeemed), for a Redemption Price equal to the outstanding principal amount of the Notes to be redeemed plus: the sum of (a) interest accrued to, but excluding, the Redemption Date calculated at a rate of either (i) the Modified Rate (if a Trigger Event has occurred) or (ii) the Initial Rate (if a Trigger Event has not occurred) and (b) in the event a Trigger Event has occurred, an additional amount equal to (i) 0.50% of the principal amount of the Notes being redeemed less (ii) the amount of interest accrued from the last scheduled Interest Payment Date to, but excluding, the Redemption Date determined using a rate equal to the Rate Increase (and included in the aggregate amount determined pursuant to (a)).

Installments of interest on the Notes which are due and payable on any date falling on or prior to a Redemption Date will be payable to the registered Holders of such Notes (or one or more predecessor Notes), registered as such as of the close of business on the relevant Regular Record Dates. In addition, unless the Corporation defaults in the payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption.

The Notes will not be subject to redemption at the election of the Holders of the Notes.

The Corporation’s actions and determinations in determining the Redemption Price shall be conclusive and binding for all purposes, absent manifest error.

For the avoidance of doubt, the Corporation will be responsible for making all calculations called for under this Sixth Supplemental Indenture and the Notes, including but not limited to determination of any rates (including without limitation, the Initial Rate, Modified Rate, MFN Step-Up, Treasury Rate, or Rate Increase), Redemption Price, premium, if any, and any additional amounts or other amounts payable on the Notes. The Corporation will provide a schedule of its calculations to the U.S. Trustee and the Canadian Trustee, and the U.S. Trustee and the Canadian Trustee are entitled to rely conclusively upon the accuracy of such calculations without independent verification. The Corporation will deliver a copy of such schedule to any Holder of Notes upon the written request of such Holder.

4.             CHANGE OF CONTROL

4.1          Offer to Repurchase Notes on Change of Control Triggering Event

(a)            If a Change of Control Triggering Event occurs, unless the Corporation has exercised its right to redeem all of the Notes pursuant to Section 3 of this Sixth Supplemental Indenture or Section 1108 of the Original Indenture, the Corporation will be required to make an offer to repurchase all or, at the Holder’s option, any part (equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof), of each Holder’s Notes on the terms set forth in this Section 4.1 (the “Change of Control Offer”). In the Change of Control Offer the Corporation shall be required to offer payment in cash equal to 101% of the outstanding principal amount of Notes together with accrued and unpaid interest thereon (at the then prevailing rate on the Notes) to the date of purchase (the “Change of Control Payment”).

(b)           Within 30 days following any Change of Control Triggering Event, the Corporation shall give written notice to each Holder, with a copy to the Trustee, describing the transaction or transactions which constitute the Change of Control Triggering Event and offering to repurchase the Notes on the payment date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedures required by this Section 4.1 and described in such notice. The Corporation shall cause the Change of Control Offer to remain open for at least 20 Business Days or such longer period as is required by applicable law. The Corporation shall comply with the requirements of Rule 14e−1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.1, the Corporation will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.1 by virtue of such conflict.

(c)            On the Change of Control Payment Date, the Corporation shall, to the extent lawful:

(i)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the Paying Agent an amount of money equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer; and

(iii)	deliver or cause to be delivered to the Trustee the Notes properly accepted, together with a Officer’s Certificate stating the aggregate principal amount of the Notes or portions of Notes being purchased by the Corporation.

(d)          The Paying Agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Corporation will promptly issue and the Trustee will promptly authenticate and send (or cause to be transferred by book entry) to each Holder, a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof. The Corporation will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(e)           The Corporation will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for an offer made by the Corporation pursuant to the provisions of this Section 4.1 (and for at least the same purchase price payable in cash) and such third party purchases all Notes properly tendered and not withdrawn under its offer.

5.            COVENANTS WITH RESPECT TO THE NOTES

5.1          Covenants in the Indenture

Sections 1006 and 1007 of the Original Indenture shall be inapplicable to this Sixth Supplemental Indenture and the Notes.

5.2           Additional Covenants

The Corporation covenants and agrees with the Trustee for the benefit of the Holders of the Notes that, so long as the Notes are Outstanding:

(a)            The Corporation shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or assume any Lien (other than Permitted Liens) upon any of the present or future Principal Property, or any Property which, together with any other Property subject to Liens (other than Permitted Liens) in the same transaction or series of related transactions, would in the aggregate constitute a Principal Property, of the Corporation or a Restricted Subsidiary to secure Indebtedness of the Corporation or a Restricted Subsidiary unless the Notes (together with, if the Corporation shall so determine, any other indebtedness of the Corporation or a Restricted Subsidiary ranking at least pari passu with the Notes then existing or thereafter created) shall be concurrently secured equally and rateably with (or prior to) such Indebtedness so long as such Lien is outstanding. If at any time the Corporation or any Restricted Subsidiary shall create or assume any Lien to which this subsection is applicable, the Corporation shall promptly deliver to the Trustee an Officer’s Certificate stating that its covenant in this subsection has been complied with. If the Corporation shall hereafter secure the Notes equally and rateably with (or prior to) any such other Indebtedness pursuant to this subsection, the Trustee is hereby authorized, without the consent of any Holders, to enter into an indenture or agreement supplemental to the Original Indenture and this Sixth Supplemental Indenture and to take such action, if any, to enable the Trustee to effectively enforce the rights of the Holders of the Notes so secured equally and rateably with (or prior to) the obligees of such Indebtedness; provided however that the Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times.

(b)           The Corporation shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction, except for:

(i)	any Sale and Lease-Back Transaction constituting a Permitted Lien under any of clauses (i) to (xix) inclusive, and any of clauses (xxi) to (xxviii) inclusive, of the definition of Permitted Liens; or

(ii)	any Sale and Lease-Back Transaction that is not otherwise permitted under paragraphs (i) or (iii) of this subsection and in respect of which the Corporation or such Restricted Subsidiary would, at the time it enters into such Sale and Lease-Back Transaction, be entitled to create a Lien on the Principal Property (or the properties, as the case may be) subject to such Sale and Lease-Back Transaction to secure Indebtedness at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without being required to equally and rateably secure the Notes pursuant to paragraph (a) of this subsection (any Sale and Lease-Back Transaction entered into in compliance with this paragraph being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)	any Sale and Lease-Back Transaction if the Corporation or such Restricted Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Corporation (which may but need not include the Securities of any series) ranking on a parity with, or prior to, the Notes and owing to a Person other than the Corporation or any Affiliate of the Corporation, or (y) the purchase, construction or improvement of real property or personal property used by the Corporation or the Restricted Subsidiaries in the ordinary course of business.

(c)            The Corporation shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Restricted Indebtedness, unless after giving effect to the incurrence of such Restricted Indebtedness and the application of the proceeds therefrom, the sum of (without duplication) (x) the aggregate principal amount of Restricted Indebtedness of all Restricted Subsidiaries at such time, plus (y) the then outstanding principal amount of Indebtedness of the Corporation at such time secured by Liens (other than any Lien constituting a Permitted Lien under any of clauses (i) to (xxviii) inclusive of the definition of Permitted Liens), plus (z) Attributable Debt relating to then outstanding Unrestricted Sale and Lease-Back Transactions of the Corporation, would not exceed 15% of Consolidated Net Tangible Assets.

6.            GENERAL

6.1          Effectiveness

This Sixth Supplemental Indenture will become effective upon its execution and delivery.

6.2          Effect of Recitals

The recitals contained herein and in the Notes, except the U.S. Trustee’s and the Canadian Trustee’s certificates of authentication, shall be taken as the statements of the Corporation, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Corporation of the Notes or the proceeds thereof. The Trustee makes no representations as to the validity or sufficiency of this Sixth Supplemental Indenture or of the Notes.

6.3          Confirmation of Original Indenture

The Original Indenture, as amended and supplemented by this Sixth Supplemental Indenture, is in all respects confirmed.

6.4          Jurisdiction

Each of the parties hereto hereby irrevocably consents to the jurisdiction of the courts of the State of New York and of any Federal Court located in the Borough of Manhattan in the State of New York in connection with any action, suit or other proceeding arising out of or relating to this Sixth Supplemental Indenture or any action taken or omitted hereunder, and waives any claim of forum non conveniens and any objections as to laying of venue.

6.5          Governing Law

This Sixth Supplemental Indenture, the Original Indenture as supplemented hereby and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

6.6          Severability

In case any provision in this Sixth Supplemental Indenture, the Original Indenture as supplemented hereby or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.7          Acceptance of Trust

The U.S. Trustee and the Canadian Trustee hereby accept the trusts in this Sixth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Original Indenture. Neither the U.S. Trustee nor the Canadian Trustee shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Sixth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Corporation. In the performance of its obligations hereunder, each of the U.S. Trustee and the Canadian Trustee shall be provided with any rights, benefits, protections, indemnities and immunities afforded to it pursuant to the Original Indenture.

The rights, powers, duties and obligations conferred and imposed upon each Trustee are conferred and imposed upon and shall be exercised and performed by the U.S. Trustee and the Canadian Trustee individually, except to the extent required under applicable legislation to perform such acts jointly, and neither Trustee shall be liable or responsible for the acts or omissions of the other Trustee.

6.8          Counterparts and Formal Date

This Sixth Supplemental Indenture may be executed in any number of counterparts, and delivered via electronic means (including by way of pdf), each of which so executed and delivered shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Sixth Supplemental Indenture.

IN WITNESS OF WHICH the Corporation, the U.S. Trustee and the Canadian Trustee have caused this Sixth Supplemental Indenture to be duly executed by their duly authorized officers as of the date specified on the first page of this Sixth Supplemental Indenture.

TELUS CORPORATION

By:	/s/ Doug French
	Name:	Doug French
	Title:	Executive Vice President & Chief Financial Officer

By:	/s/ Stephen Lewis
	Name:	Stephen Lewis
	Title:	Senior Vice President and Treasurer

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:	/s/ Jerry Urbanek
	Name:	Jerry Urbanek
	Title:	Trust Officer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:	/s/ Angela Fletcher
	Name:	Angela Fletcher
	Title:	Corporate Trust Officer

By:	/s/ Shannon Grover
	Name:	Shannon Grover
	Title:	Manager, Corporate Trust

[Signature Page for the Sixth Supplemental Indenture]

Schedule A-1	Form of Note

Schedule A-1

See attached

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to the Corporation (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this certificate may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary.

TELUS CORPORATION

3.400% Sustainability-Linked Notes due May 13, 2032

No. ___	U.S.$______________

CUSIP: 87971M BW2

TELUS Corporation, a corporation duly organized and existing under the laws of British Columbia, Canada (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of U.S.$_______ (_____ MILLION DOLLARS) on May 13, 2032, at the office or agency of the Corporation referred to below, and to pay interest thereon on May 13, 2022 and semi-annually thereafter, on May 13 and November 13 in each year, from February 28, 2022, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 3.400% per annum (the “Initial Rate”), subject to any Rate Increase or MFN Step-Up (each as defined and described below), until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for.

Upon the occurrence of a Trigger Event, in respect of the Interest Period commencing on November 13, 2030, the rate of interest per annum for the purpose of determining the amount of interest payable on the Interest Payment Date relating to such Interest Period shall increase by an amount equal to 1.00% per annum and the increased rate of interest shall be payable on the Interest Payment Date relating to each subsequent Interest Period thereafter (such rate increase, the “Rate Increase” and the Initial Rate plus the Rate Increase, the “Modified Rate”). For clarity, upon the occurrence of a Trigger Event, the amount of interest payable on May 13, 2031 in respect of the Interest Period commencing on November 13, 2030 shall be U.S.$22.00 per U.S.$1,000 principal amount.

Schedule A-1

If a Trigger Event has occurred, the Corporation will give notice of such Trigger Event and the related Rate Increase and resulting Modified Rate to the U.S. Trustee, the Canadian Trustee and the Holders of the Securities in accordance with the Indenture (which shall include by way of a press release and in accordance with the policies and procedures of DTC as applicable), as soon as reasonably practicable following the occurrence of a Trigger Event but in any event by May 1, 2031.

Whenever a Future SLB Trigger Event occurs, the rate per annum at which interest accrues on the Securities during the first Interest Period commencing at least 30 days following such Future SLB Trigger Event and any subsequent Interest Period thereafter will be increased by the corresponding Future SLB Rate Increase (an “MFN Step-Up”); provided that for greater certainty the length of the period during which the MFN Step-Up applies will not exceed the length of the period of such increase under a Future SLB to which a Future SLB Trigger Event has occurred. Notwithstanding the foregoing, to the extent that a Future SLB Trigger Event relates to a target that is substantially similar to a target with respect to which a prior Future SLB Trigger Event or Trigger Event has already resulted, or will result, in an MFN Step-Up or Rate Increase, as the case may be, there will be no additional MFN Step-Up in respect of that target, except to further increase the rate on the Securities to match a Future SLB Rate Increase that is greater than the Future SLB Rate Increase or Rate Increase that resulted in the previous or concurrent MFN Step-Up or Rate Increase related to such substantially similar target. Furthermore, in the circumstances in which Future SLB Trigger Events that relate to substantially similar targets occur concurrently, the higher MFN Step-Up will prevail. A target can be substantially similar to another target if it relates to a similar subject matter but sets a different target percentage or other threshold or has a different target observation date. Whether a target is substantially similar to another target for purposes of an MFN Step-Up will be determined by the Corporation in its sole and absolute discretion. Notwithstanding anything else in this Security, in no event shall the interest rate on the Securities exceed the Initial Rate by more than 1.50% per annum in the aggregate, whether as a result of a Rate Increase or one or more MFN Step-Ups.

The Corporation will give notice of any MFN Step-Up and the resulting new rate of interest on the Securities to the U.S. Trustee, the Canadian Trustee and the Holders of the Securities as soon as reasonably practicable following the occurrence of the underlying Future SLB Trigger Event and otherwise in accordance with the procedures for notification of a Trigger Event.

The interest payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be May 1 or November 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest which is payable but is not punctually paid or duly provided for on any Interest Payment Date shall forthwith cease to be payable to the Holder on the relevant Regular Record Date, and such defaulted interest, and, if applicable, interest on such defaulted interest (to the extent lawful) at the rate specified in the Securities, may be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, written notice whereof shall be given to Holders of Securities not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth herein.

3

Schedule A-1

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

Dated: , 2022	TELUS CORPORATION

By:
Name:
Title:

By:
Name:
Title:

4

Schedule A-1

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated:            , 2022

This is one of the Securities of the series designated and referred to in, and issued under, the within-mentioned Indenture.

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:
Name:
Title:

5

Schedule A-1

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Corporation designated as its 3.400% Sustainability-Linked Notes due May 13, 2032 (herein called the “Securities”), which may be issued under an indenture dated as of September 19, 2016 among the Corporation, Computershare Trust Company, N.A., a national banking association, as U.S. trustee (the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), as supplemented by the Sixth Supplemental Indenture dated as of February 28, 2022, among the Corporation, the U.S. Trustee and the Canadian Trustee (as supplemented by the Sixth Supplemental Indenture, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing U.S.$___________ aggregate principal amount of the Securities of this series.

The Corporation may from time to time without notice to, or the consent of, the Holders, create and issue additional Securities under the Indenture.

The principal of and premium, if any, and interest on the Securities shall be payable, and the Securities may be surrendered for exchange, registration or transfer, at the Corporate Trust Office of the U.S. Trustee, and in such other places as the Corporation may from time to time designate in accordance with the Indenture.

All payments of principal of and premium, if any, and interest on the Securities will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “U.S.$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America.

The Securities will not be entitled to the benefits of any sinking fund.

Holders of the Securities will not be entitled to the repayment of the Securities at their option pursuant to Article Thirteen of the Indenture.

The Corporation will pay to the Holders such Additional Amounts as may be payable under Section 1005 of the Indenture.

The Securities will be redeemable, in whole or in part at any time and from time to time prior to the Par Call Date at the election of the Corporation, for a Redemption Price equal to the greater of: (a) the Discounted Value for the applicable Redemption Date of the Securities to be redeemed, and (b) 100% of the outstanding principal amount of the Securities to be redeemed; in each case together with interest accrued to, but excluding, the date fixed for redemption calculated at a rate equal to the Modified Rate, unless at the end of the fiscal year immediately prior to the date that notice of redemption with respect to the Securities is given the Corporation has achieved the Sustainability Performance Target as determined by the External Verifier and confirmed in an Early Verification Assurance Certificate or the SPT Verification Assurance Certificate, as applicable, in which case interest shall be calculated at a rate equal to the Initial Rate.

6

Schedule A-1

On or after the Par Call Date, the Securities will be redeemable, in whole, or from time to time, in part, at the election of the Corporation, for a Redemption Price equal to the outstanding principal amount of the Securities to be redeemed plus: the sum of (a) interest accrued to, but excluding, the Redemption Date calculated at a rate of either (i) the Modified Rate (if a Trigger Event has occurred) or (ii) the Initial Rate (if a Trigger Event has not occurred) and (b) in the event a Trigger Event has occurred, an additional amount equal to (i) 0.50% of the principal amount of the Securities being redeemed less (ii) the amount of interest accrued from the last scheduled Interest Payment Date to, but excluding, the Redemption Date using a rate equal to the Rate Increase (and included in the aggregate amount determined pursuant to (a)).

Installments of interest on the Securities which are due and payable on any date falling on or prior to a Redemption Date will be payable to the registered Holders of such Securities (or one or more predecessor Securities), registered as such as of the close of business on the relevant Regular Record Dates. In addition, unless the Corporation defaults in the payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the Securities or portions thereof called for redemption.

“Discounted Value” shall mean the sum of the present values of the remaining scheduled payments of principal and interest thereon to the maturity date of the Securities (or to the Par Call Date if, as of the date notice of redemption with respect to the Securities is given, (i) there has not been any Rate Increase or MFN Step-Up and (ii) there can no longer be a Rate Increase or, based on the Future SLBs then outstanding, any MFN Step-Ups until the Par Call Date) (the maturity date of the Securities or the Par Call Date, as applicable, the “Relevant Date”) that would be due if the Securities matured on the Relevant Date but for the redemption (exclusive of any portion of the payments of interest accrued to the Redemption Date) discounted to any Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points. In calculating Discounted Value, remaining scheduled interest payments will be calculated assuming that the Trigger Event and any Future SLB Trigger Events under Future SLBs outstanding as of the date that notice of redemption with respect to the Securities is given will occur, and that the interest rate on the Securities will consequently be increased pursuant to a Rate Increase and pursuant to one or more MFN Step-Ups, in each case at the times and to the extent described in this Security, but only to the extent such consequent increases can still occur until the Relevant Date.

“Par Call Date” means February 13, 2032, the date that is three months prior to the maturity date of the Securities.

“Treasury Rate” shall mean, with respect to any Redemption Date, the yield determined by the Corporation in accordance with the following two paragraphs.

7

Schedule A-1

The Treasury Rate shall be determined by the Corporation after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the Redemption Date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, the Corporation shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the Relevant Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Relevant Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third Business Day preceding the Redemption Date H.15 or any successor designation or publication is no longer published, the Corporation shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such Redemption Date of the United States Treasury security maturing on, or with a maturity that is closest to, the Relevant Date. If there is no United States Treasury security maturing on the Relevant Date but there are two or more United States Treasury securities with a maturity date equally distant from the Relevant Date, one with a maturity date preceding the Relevant Date and one with a maturity date following the Relevant Date, the Corporation shall select the United States Treasury security with a maturity date preceding the Relevant Date. If there are two or more United States Treasury securities maturing on the Relevant Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Corporation shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

In the case of a partial redemption of Securities, selection of such Securities for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just in accordance with the procedures of the Depositary. If any Security is redeemed in part, the notice of redemption relating to such Security shall state the portion of the principal amount thereof to be redeemed; provided that no Security in an aggregate principal amount of U.S.$2,000 or less shall be redeemed in part. A replacement Security in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holders thereof upon cancellation of the original Security.

8

Schedule A-1

The Securities are subject to redemption, in whole, but not in part, at any time at the election of the Corporation, as provided in Section 1108 of the Indenture.

The Corporation is required, subject to and in accordance with the provisions of the Indenture, to make an offer to repurchase the Securities at a price equal to 101% of the outstanding principal amount of the Securities together with accrued and unpaid interest thereon (at the then prevailing rate on the Securities) to the date of purchase upon the occurrence of a Change of Control Triggering Event (as defined in the Indenture).

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Corporation on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Security.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders under the Indenture at any time by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest, if any, on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Corporation, upon surrender of this Security for registration of transfer at the office or agency of the Corporation maintained or caused to be maintained for such purpose duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

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Schedule A-1

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation and the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Except as otherwise provided in the Indenture, prior to the time of due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee or any agent shall be affected by notice to the contrary.

Interest on this Security shall be computed on the basis of a 360-day year of twelve 30-day months.

For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under this Security for any period in any calendar year (the “calculation period”) is equivalent, is the rate payable under this Security in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

If at any time, (i) the Depositary notifies the Corporation that it is unwilling or unable or no longer qualifies to continue as Depositary for these Securities or if at any time the Depositary shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation and a successor depositary is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such condition, as the case may be, (ii) the Corporation determines that the Securities shall no longer be represented by a global Security or Securities, or (iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Securities and the Trustee has received a written request from the Depositary or a participant in the Depositary in accordance with the Depositary’s customary procedures to issue Securities in definitive form to such participant or other beneficial owner specified by such participant to the Trustee in writing, then in such event the Corporation will execute and the Trustee will authenticate and deliver Securities in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security. Such Securities in definitive registered form shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used but not defined in this Security shall have the meanings assigned to them in the Indenture.

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